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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                         JORDAN AMERICAN HOLDINGS, INC.
                         ------------------------------
      (Formerly called Christian Purchasing Network, Inc.)(Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    41383310
                                    --------
                                 (CUSIP Number)

                                 W. Neal Jordan
                                223B Main Street,
                          Boxford, Massachusetts 01921
                                 (978) 887-0265

                                  with copy to:

                              Harry C. Beatty, Esq.
                           Kent, Beatty & Gordon, LLP
                                 425 Park Avenue
                          New York, New York 10022-3598
                                 (212) 421-4300


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 27, 2001
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 41383310

               1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                    Wallace Neal Jordan

               2. Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)

                    (b)

               3.   SEC Use Only

               4.   Source of Funds (See Instructions) PF


               5.   Check  if  Disclosure  of  Legal   Proceedings  Is  Required
                    Pursuant to Items 2(d) or 2(e)

               6.   Citizenship  or  Place of  Organization:  United  States  of
                    America

Number of Shares Beneficially Owned
by Each Reporting Person With:

               7.   Sole Voting Power: 4,808,983 shares of Common Stock (1)

               8.   Shared Voting Power: -0-

               9.   Sole Dispositive Power: 4,808,983 shares of Common Stock1

               10.  Shared Dispositive Power: -0-

               11.  Aggregate  Amount   Beneficially  Owned  by  Each  Reporting
                    Person: 4,808,983 shares of Common Stock (1)

               12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

               13.  Percent of Class Represented by Amount in Row (11): 41.2%

               14.  Type of Reporting Person (See Instructions): IN


     --------

(1) Includes 334,095 shares issuable upon exercise of the IPO Underwriter's warrants and stock purchase warrants included therein owned by Jordan; 42,500 shares issuable upon exercise of public warrants owned by Jordan; and 877,732 shares issuable upon exercise of options granted to Jordan by the Issuer.

                            AMENDMENT TO SCHEDULE 13D

     This Amendment No. 3 to the Schedule 13D filed by W. Neal Jordan
("Jordan") relates to the common stock, par value $0.001 per share ("Common Stock"), of Jordan American Holdings, Inc., a Florida corporation formerly known as Christian Purchasing Network, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 333 West Vine Street, Suite 206, Lexington, Kentucky 40507. Terms used in this Amendment No. 3 that are not defined herein are used with the meanings assigned to them in Amendment No. 2 to Schedule 13D filed by W. Neal Jordan with the Securities and Exchange Commission on June 22, 2001.

Item 4.           Purpose of Transaction.
                  -----------------------


         On June 27, 2001, Jordan filed an action in the United States District Court for the Eastern District of Kentucky (Civil Action No. 01-264) against the Issuer, Clark and Elko, and moved for a preliminary injunction seeking:

               o that JAHI be enjoined from issuing shares of Common Stock, or creating any class of securities with voting rights, or, in the alternative, that the record date for any upcoming shareholders meeting of the Issuer in lieu of the aborted Annual Meeting held on May 22, 2001, be April 2, 2001, the original record date for the aborted Annual Meeting;

               o that JAHI otherwise be enjoined from conducting the business of the Issuer outside of the ordinary course of business; and

               o that Clark be removed as trustee of the Trusts for Children of Wallace Neal Jordan.

         The motion was to be heard on July 2, 2001, and by stipulation of the parties, Jordan agreed to continuance of the motion until July 23, 2001, upon the agreement of the defendants to maintain voluntarily the status quo pending the hearing, substantially as if the relief sought by Jordan had been granted.

Item 7.           Material to be Filed as Exhibits

                  None.


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 /s/ W. Neal Jordan
                                                 ------------------
                                                     W. Neal Jordan
Date: July 6, 2001